The Spain Fund, Inc.
Exhibit 77C

The Annual Meeting of the Stockholders of The Spain Fund, Inc. (the “Fund”) was held on April 13. A description of the proposal and number of shares voted at the Meeting are as follows:

1. To elect three Directors of the Fund’s common stockholders for a term of one or three years and until his or her successor is duly elected and qualifies.

	Director	Voted for	Authority Withheld

Class One (term expires in 2008)	Baldomero Falcones Jaquotot	6,307,594	184,438

Class Three (term expires in 2010)	Inmaculada de Habsburgo-Lorena	6,326,103	165,928
	Luis Abril Perez	6,306,736	185,296

ablegal - 839825 v1
Funds/NSAR7-2007.doc